Alan W. Becker 2700 First Indiana Plaza 135 North Pennsylvania Street Indianapolis, IN 46204 Direct Dial: (317) 684-5131 Fax: (317) 223-0131 E-Mail: ABecker@boselaw.com

November 17, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Nicholas P. Panos Special Counsel Office of Mergers & Acquisitions

Re:	First Indiana Corporation Amendment No. 1 to Schedule TO-I filed November 1, 2004 File No.: 005-37867

Dear Mr. Panos:

The above-referenced Amendment No. 1 to the First Indiana Corporation Schedule TO-I is being filed with this letter. We have set forth below responses to the Staff’s comments in its letter dated November 8, 2004. The numbers of the following responses correspond to the numbers of the specific comments.

OFFER TO PURCHASE

Number of Shares; Priority of Purchases; Odd Lots; Proration, page 1

1.	The language in this section (as well as corresponding language in Sections 5 and 6 of the Offer to Purchase) has been changed as requested by substituting the word “promptly” for the words “as soon as practicable.”

Purchase of Shares and Payment of the Purchase Price, page 11

2.	The language in this section has been changed as requested by substituting the word “promptly” for the words “as soon as practicable.”

Securities and Exchange Commission
November 17, 2004
Page Two

Certain Conditions of the Offer, Material Adverse Change Condition, page 14

3.	The description of the condition under the caption “Avoidance of Rule 13e-3 Transaction Condition” has been revised to clarify that satisfaction of the condition requires the Company’s good faith reasonable judgment that purchasing shares in the offer will not result in either the shares being held of record by fewer than 300 persons or the shares no longer being eligible for trading on NASDAQ. The Company believes that based on the shareholder records maintained by the Depositary, as well as information on what shares would be purchased in the offer pursuant to the established terms as specified in the Offer to Purchase, the Company will be able to make a good faith reasonable judgment immediately prior to the expiration of the offer whether its purchases will cause it to have less than 300 shareholders of record or whether following its purchases it will no longer satisfy NASDAQ’s published listing criteria.

4.	The language in the last bullet point under the caption “Material Adverse Change Condition” has been changed as requested by substituting the phrase “our reasonable judgment” for the phrase “our sole judgment.”

Information Incorporated by Reference, page 16

5.	Documents were incorporated by reference to supplement the disclosure in the Offer to Purchase about the Company, its executive officers, directors and principal shareholders and agreements involving the Company’s securities. The Company determined that it would be appropriate to voluntarily incorporate its annual, quarterly and current reports into its Offer to Purchase in order to provide shareholders with a more complete picture of the Company’s business.

6.	As indicated in the second paragraph (immediately following the bullet points) under the caption “Information Incorporated by Reference” in Section 9 (“Information about First Indiana Corporation”) in the Offer to Purchase, the Company has not attempted to forward incorporate by reference additional documents subsequently filed. Rather, as stated in that paragraph, the Company intends to amend its Schedule TO as required to include additional documents to be incorporated by reference. Indeed, in Amendment No. 1 the Company has amended its listing of quarterly reports to include its third quarter report and its listing of current reports to include a subsequent filing.

A letter from the Company acknowledging the matters specified in the second paragraph of the Staff’s “Closing Comments” is being submitted with this letter.

Securities and Exchange Commission
November 17, 2004
Page Three

If you have additional comments or questions regarding this letter or the amendment, you may contact me at 317-684-5131.

Sincerely,

/s/ Alan W. Becker

Alan W. Becker